UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2002

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

creo

Creo Inc.
3700 Gilmore Way
Burnaby, B.C.
Canada V5G 4M1

T: +1.604.451.2700
F: +1.604.437.9891

www.creo.com

News release

For immediate release

Creo and DuPont Collaborate on Systems for LCD Color Filter Production

Vancouver, BC, Canada (June 26, 2002) - Creo Inc. (NASDAQ, CREO; TSX: CRE) has signed an agreement with DuPont Imaging Technologies to develop equipment for a new DuPont thermal color filter system to be used for manufacturing color filter components used in liquid crystal displays (LCDs). Under the multi-million dollar agreement, Creo will develop prototype thermal imaging equipment for DuPont. Commercialization is anticipated following the development phase wherein Creo will manufacture and supply thermal imaging equipment to DuPont. DuPont will sell complete systems, which will include thermal imaging equipment and color imaging media, to LCD panel and color filter manufacturers. Creo will receive recurring revenues from sales and service of DuPont thermal color filter systems. Both companies have agreed to cooperate on an exclusive and renewable basis in this application of thermal imaging for the manufacture of color filters for LCDs.

The DuPont system will enable LCD panel and color filter manufacturers to produce color filters used for LCDs like those used in the screens of laptop computers, computer monitors and cellular telephones. The Creo supplied imaging equipment will utilize the award-winning SQUAREspot™ thermal imaging heads that are used to image printing plates and proofing media for thousands of printers around the world.

"Creo pioneered thermal imaging in the graphic arts and transformed that industry with our SQUAREspot technology," explains Eran Elizur, Creo director of business development. "We are looking forward to working with DuPont to apply this core thermal imaging technology to the flat panel display market. Our approach will use an infrared laser beam to thermally transfer colorants from a donor sheet to a glass substrate to create the multi-color filters that are used in color LCDs." This approach will improve the manufacture of flat panel displays by greatly reducing manufacturing steps, increasing manufacturing flexibility especially for large displays, while reducing cost and waste.

"Creo is a very strong engineering and technology company as evidenced by its success in thermal imaging equipment for the printing and packaging industries," says Brian Eyre, global business manager, thermal imaging, DuPont Imaging Technologies. "We have a good history of working together successfully and we look forward to this new cooperation."

About DuPont

During 2002, DuPont is celebrating its 200th year of scientific achievement and innovation - providing products and services that improve the lives of people everywhere. Based in Wilmington, Del., DuPont delivers science-based solutions for markets that make a difference in people's lives in food and nutrition; health care; apparel; home and construction; electronics; and transportation.

About Creo

Creo is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software. Creo is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers.

© 2002 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2001, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.
Rochelle van Halm	Tracy Rawa
Media Relations (Headquarters)	Investor Relations
T. +604.451.2700	T. +1.604.451.2700
F. +604.437.9891	F. +1.604.437.9891
rochelle.van.halm@creo.com	tracy.rawa@creo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO INC.

Date: June 26, 2002

/s/ Paul Kacir
Paul Kacir, Corporate Secretary